Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION TO PARTICIPATE IN THE 2015 BARCLAYS CEO ENERGY-POWER CONFERENCE IN NEW YORK, NEW YORK

Calgary, Alberta, Canada – August 26, 2015

Precision Drilling Corporation (“Precision”) will be attending the 2015 Barclays CEO Energy-Power Conference which is taking place September 8-10, 2015 in New York, New York.   Mr. Kevin Neveu, President and Chief Executive Officer, is scheduled to present at 7:45 a.m. Eastern time (5:45 a.m. Mountain time) on Wednesday, September 9, 2015.

A live audio webcast will be accessible from Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts”.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coiled tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Rob McNally, Executive Vice President & CFO

403.716.4771
403.716.4755 (FAX)

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada  T2P 1G1
Website:  www.precisiondrilling.com